UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date August, 26,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

August 26, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES DECISIONS ADOPTED IN ITS SHAREHOLDERS' MEETING

Today, in the extraordinary General Shareholders' Meeting of Grupo Cibest S.A. (“Grupo Cibest”), the proposal to partially change the allocation of the specific reserve (reserva ocasional) and to make an extraordinary dividend distribution was approved by the requisite majority. The proposal provides for the following:

1.The partial change in the allocation of the specific reserve (reserva ocasional) referred to as “For equity strengthening and future distributions” in the amount of one trillion two hundred billion six hundred sixty-five million three hundred fifty-eight thousand seven hundred eighty-six Colombian pesos (COP 1,200,665,358,786), to be allocated to an extraordinary dividend distribution.
2.The payment of an extraordinary dividend of one thousand two hundred seventy-one pesos (COP 1,271) per share, payable in a single payment on September 1, 2026, corresponding to a total amount of one trillion two hundred billion six hundred sixty-five million three hundred fifty-eight thousand seven hundred eighty-six Colombian pesos (COP 1,200,665,358,786), considering 508,474,753 common shares and 436,187,213 preferred non-voting shares outstanding as of June 30, 2026.

Because the company is carrying out a share buyback process, the number of outstanding shares may vary. Consequently, if any dividends remain unpaid at the time of a share buyback, the payment will be suspended with respect to the repurchased shares, and those dividends will remain in the specific reserve (reserva ocasional) referred to as “For equity strengthening and future distributions”.

The ex-dividend period will run from the first trading day following the date on which the dividends are declared through the dividend payment date, as follows:

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Ex-dividend period start (*)	Ex-dividend period end (*)
August 27, 2026	September 1, 2026
(*) The ex-dividend period dates are subject to adjustment in accordance with the provisions of the Bolsa de Valores de Colombia

The details of the information approved by the shareholders can be accessed in the following link on our website: https://www.grupocibest.com/investor-relations/information-interest/shareholders-meetings

The management of Grupo Cibest confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting, and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and Grupo Cibest’s bylaws.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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